FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of extraordinary report filed with the Japanese government pursuant to the Financial Instruments and Exchange Act of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 27, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

(Translation)

Extraordinary Report

pursuant to the Financial Instruments and Exchange Act of Japan

(June 27, 2011)

Hitachi, Ltd.

Tokyo, Japan

1.	Reason for filing

Resolutions were made for the proposals at the 142nd ordinary general meeting of the shareholders held on June 24, 2011 (the “Meeting”). Therefore Hitachi, Ltd. (“Hitachi”) filed an Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc.

2.	Contents of Report

(1)	Date of the Meeting held: June 24, 2011

(2)	Matters to be resolved

<Company Proposal>

Item No. 1    Election of 13 Directors due to expiration of the term of office of all Directors

Thirteen Director nominees were Mr. Takashi Kawamura, Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Nobuo Katsumata, Mr. Tohru Motobayashi, Mr. Isao Ono, Sir Stephen Gomersall, Mr. Tadamichi Sakiyama, Mr. Masaharu Sumikawa, Mr. Hiroaki Nakanishi, Mr. Michiharu Nakamura, Mr. Takashi Hatchoji and Mr. Takashi Miyoshi. Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Nobuo Katsumata and Mr. Tohru Motobayashi were nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

<Shareholder Proposal>

Item No. 2    Removal of 1 Director

This Item proposes removal of Director Takashi Miyoshi.

(3)	Number of voting rights indicating “for,” “against” or “abstain,” requirements for approving the proposals; and Results of resolutions, etc.

(i)	Voting rights as of the record date (March 31, 2011)

Number of shareholders who are entitled to vote: 352,668

Total number of voting rights: 4,488,835

(ii)	Voting rights exercised

	Voting rights exercised by the previous day of the Meeting	Voting rights of shareholders who attended the Meeting	Total
Number of shareholders	125,250	1,889	127,139
Number of voting rights	2,704,685	546,923	3,251,608

(iii)	Results of resolutions

Proposals	Number of voting rights indicating “for,” “against” or “abstain” (note 3)			Ratio of favorable votes (note 4)	Results
	For	Against	Abstain
<Company Proposal> Item No. 1 (note 1)
Takashi Kawamura	2,998,464	200,230	6,132	92.21%	Approved
Yoshie Ota	3,069,025	132,709	3,094	94.38%	Approved
Mitsuo Ohashi	3,069,772	131,962	3,094	94.41%	Approved
Nobuo Katsumata	3,063,345	138,389	3,094	94.21%	Approved
Tohru Motobayashi	2,480,093	718,592	6,132	76.27%	Approved
Isao Ono	3,019,363	179,333	6,132	92.86%	Approved
Stephen Gomersall	3,006,480	192,216	6,132	92.46%	Approved
Tadamichi Sakiyama	2,785,386	413,301	6,137	85.66%	Approved
Masaharu Sumikawa	3,019,180	179,516	6,132	92.85%	Approved
Hiroaki Nakanishi	2,957,818	240,874	6,132	90.96%	Approved
Michiharu Nakamura	3,012,287	186,409	6,132	92.64%	Approved
Takashi Hatchoji	3,018,464	180,232	6,132	92.83%	Approved
Takashi Miyoshi	3,006,490	192,205	6,133	92.46%	Approved

<Shareholder Proposal> Item No. 2 (note 2)	178,519	3,024,927	4,717	5.49%	Disapproved

Notes:

1.	Pursuant to the Companies Act and the articles of incorporation of Hitachi, for the adoption of resolutions to approve Item No. 1, the presence of shareholders representing one-third or more of the voting rights of shareholders who are entitled to vote and a majority of the votes for the proposal by such shareholders are required.
2.	Pursuant to the Companies Act and the articles of incorporation of Hitachi, for the adoption of resolution to approve Item No. 2, the presence of shareholders representing a majority of the voting rights of shareholders who are entitled to vote and a majority of the votes for the proposal by such shareholders are required.
3.	Requirements for the resolutions were met by the voting rights exercised prior to the date of the Meeting and voting rights of shareholders who attended the Meeting of which Hitachi identified the indication. Therefore, other voting rights are not included in the number of voting rights indicating “for,” “against” or “abstain.”
4.	“Ratio of favorable votes” is the percentage of the number of voting rights indicating “for” to the sum of the number of voting rights exercised by the previous day of the Meeting and the number of voting rights of shareholders who attended the Meeting.